Exhibit 99.1

Vinci Partners Press Release OCTOBER 29 2024

VINCI PARTNERS COMPLETES COMBINATION WITH COMPASS

Transaction creates the Gateway to Alternative Asset Management in Latin America, with US$52 billion in assets under management

Rio de Janeiro, October 29, 2024 -- Vinci Partners Investments Ltd. (NASDAQ: VINP) ("Vinci Partners,” "we," "us," or "our"), the controlling company of a leading alternative investment platform in Brazil, announced today that it has completed its previously announced combination with Compass (“Transaction”), a leading asset manager and investment advisory firm in Latin America.

The Transaction creates a full-service Latin American alternative asset manager, that as of June 2024, had more than US$52 billion in assets under management across Private Markets, Investment Products and Solutions, Public Equities and Corporate Advisory segments.

“We are thrilled to announce this groundbreaking combination with Compass, which marks a transformative new chapter for our organization,” said Alessandro Horta, Chief Executive Officer of Vinci Partners. “The combination with Compass allows us to expand our focus beyond Brazil and into the broader Latin American market, a region we believe is one of the most compelling globally for future growth with the increasing penetration of alternative investments.

Together, we are poised to enhance our service offering to clients through our position as a comprehensive full-service player, equipped to serve local and international clients across the entire product spectrum. With tailored investment strategies that address local, regional and global dynamics, we believe we are exceptionally well positioned to capture the significant opportunities in Latin America and emerge as the leading player in the region.”

“We are excited about the future and the opportunities that lie ahead with our integration into Vinci’s platform. We have been working on the integration process with the Vinci team since the signing back in March 2024, and were already able to act on several of the opportunities identified. We will continue to work together to further capitalize on those as one combined entity,” said Jaime Martí, Chief Executive Officer of Compass. “As time passed from the Transaction announcement, it became even more clear that the cultural alignment and shared long-term vision between our teams are key drivers to ensure the success of this partnership as we move forward together.”

Goldman Sachs & Co. LLC acted as financial advisor to Vinci, with Simpson Thacher & Bartlett LLP as transaction legal counsel and Carey Abogados as Latin American legal counsel. Morgan Stanley & Co. LLC acted as financial advisor to Compass, with Skadden, Arps Slate, Meagher & Flom LLP as transaction legal counsel.

Conference Call and Webcast Information

Vinci Partners will host a conference call on November 25, 2024 at 8:00 am (Eastern Time) to further discuss the Transaction, provide updates on the integration process and the strategic focus of the combined platforms going forward. A detailed presentation will be posted on Vinci’s IR website and on the SEC website at www.sec.gov in advance of the conference call.

To access the webcast and presentation please visit the Events & Presentations’ section of the Company's website at: www.ir.vincipartners.com/news-and-events/events-and-presentations. For those unable to listen to the live broadcast, there will be a webcast replay on the same section of the website.

Vinci Partners Press Release OCTOBER 29 2024

About Vinci Partners

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009. Vinci Partners' business segments include private equity, public equities, real estate, private credit, infrastructure, special situations, investment products and solutions and retirement services, each managed by dedicated investment teams with an independent investment committee and decision-making process. We also have a corporate advisory business, focusing mostly on pre-initial public offering, or pre-IPO, and merger and acquisition, or M&A, advisory services for Brazilian middle-market companies.

About Compass

Compass is a leading independent asset management firm in Latin America, providing investment advisory to institutional investors, intermediaries, family offices, and high-net worth individuals. Founded in New York in 1995, the firm has over 25 years of experience and a team of more than 300 professionals currently present in seven countries in Latin America, the U.S. and UK. Compass had, as of June 2024, US$40 billion in assets under management and advisory and maintains strategic relationships with world renowned asset managers.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook”, “indicator”, “continue”, “may”, “will”, “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “seek”, “predict”, “estimate”, “approximate”, and “potential,” among others, or the negative version of these words or other comparable words. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. In particular, there can be no assurance that we will be able to effectively integrate Compass and achieve the synergies that are currently expected. Accordingly, you should not place undue reliance on forward-looking statements. The forward-looking statements included herein speak only as at the date of this presentation and we do not undertake any obligation to update these forward-looking statements, whether as a result of new information, future developments or otherwise, and if we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission (the “SEC”) from time to time, including in the section titled “Risk Factors” in our latest fillings with the SEC, as such factors may be updated from time to time in our periodic filings with the SEC. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings. There can be no assurance that the proposed transactions described in this press release, which are subject to certain closing conditions, will be completed, nor can there be any assurance, if the transactions are completed, that any potential benefits of the transactions will be realized. The description of the transactions contained herein is only a summary and does not purport to be complete.

Vinci Partners Press Release OCTOBER 29 2024

USA Media Contact

Nick Lamplough / Kate Thompson / Katie Villany

Joele Frank, Wilkinson Brimmer Katcher

+1 (212) 355-4449

Brazil Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)

+55 (21) 3114-0779

Investor Contact

ShareholderRelations@vincipartners.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240